Filed by TSX Group Inc.
Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company : Montréal Exchange Inc.
Commission File No. 132-02637
Date: December 21, 2007

STRICTLY PRIVATE & CONFIDENTIAL

December 12, 2007

TO:	NYMEX Holdings, Inc.
World Financial Center
One North End Avenue
New York, NY 10282-1101

Re: Bourse de Montréal Inc. (“MX”)

Dear Sir:

TSX Group Inc. (“TSX”) and MX have entered into a combination agreement (the “Combination Agreement”) dated as of December 10, 2007 providing for the amalgamation of MX and a wholly-owned subsidiary of TSX under Part IA of the Companies Act (Québec) subject to the terms and conditions of the Combination Agreement, as a result of which MX shall become a wholly-owned subsidiary of TSX (the “Proposed Transaction”).

Among other things, the Combination Agreement describes TSX’s proposal and sets forth the terms and conditions upon which MX has agreed to propose the amalgamation to effect the Proposed Transaction (the “Amalgamation”, as such term may be changed as a result of a Modified Transaction, as defined below) on the terms and subject to the conditions set forth in the Combination Agreement and the amalgamation agreement attached as Schedule 1.1.10 to the Combination Agreement, in the form signed on the date hereof and without taking into account any subsequent amendments thereto.

This letter agreement (the “Agreement”) sets out the terms and conditions of the agreement of NYMEX Holdings, Inc. (the “Shareholder”) to: (i) support the Amalgamation; (ii) vote the Shareholder Securities (as defined below) in favour of the Amalgamation Resolution; and (iii) abide by the restrictions and covenants set forth herein.

As used herein, the term “MX Shares” means the common shares in the capital of MX as constituted at the date hereof and includes any other voting securities of MX that may result from a reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, such shares or capital reorganization of MX and all other securities convertible or exchangeable into any of the foregoing. For greater certainty, the term “MX Shares” includes MX Shares issuable upon the exercise of MX Options and/or MX Rights.

Terms defined in the Combination Agreement that appear herein without definition have the meaning ascribed to them in the Combination Agreement.

1.	Agreement to Support and Vote in Favour of the Amalgamation

(a)
Subject to the terms and conditions of this Agreement, the Shareholder irrevocably covenants and agrees for the benefit of TSX to support and vote or cause to be voted in favour of the Amalgamation Resolution at any special meeting or meetings or adjournment(s) or postponement(s) thereof of MX Shareholders to be held to consider the Amalgamation (the “MX Meeting”):

(i)	all of the MX Shares;

(ii)	all of the MX Options and MX Rights; and

(iii)	any other securities of MX acquired by the Shareholder after the date hereof and prior to the date of the Meeting,

that are beneficially owned, or in respect of which the voting is, directly or indirectly, controlled or directed, by the Shareholder (collectively, the “Shareholder Securities”). The Shareholder irrevocably covenants and agrees for the benefit of TSX that: (i) no later than 10 business days following the mailing of the Circular, it shall deliver or cause to be delivered (including by instructing the participant in the book based system operated by CDS Clearing and Depository Services Inc. through which the Shareholder holds MX Shares to arrange for such delivery) to the depository retained by TSX in connection with the Amalgamation (with a copy to TSX) a duly executed proxy (or other appropriate voting instrument) with instructions to vote in favour of the Amalgamation Resolution; and (ii) such proxy (or other voting instrument) shall not be revoked unless this Agreement is terminated in accordance with its terms prior to the exercise of such proxy (or other voting instrument).

(b)
The Shareholder agrees to vote its Shareholder Securities against any Acquisition Proposal at any meeting of securityholders of MX and not to otherwise support any Acquisition Proposal unless this Agreement is terminated in accordance with its terms.

2.	Covenants of the Shareholder

(a)
The Shareholder agrees that, during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date it shall not, directly or indirectly, through any officer, director, employee, representative (including financial or other advisor) or agent (collectively, “Representatives”), take any action of any kind which might reduce the likelihood of, or interfere with, the completion of the Amalgamation, including, but not limited to, any action to:

(i)
 solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information, soliciting proxies (within the meaning of the Securities Act) or entering into any form of Contract) any inquiries, submissions, proposals or offers regarding any Acquisition Proposal or potential Acquisition Proposal; and

(ii)	participate in any discussions or negotiations regarding, or provide any confidential information with respect to or otherwise cooperate in any way with, any Acquisition Proposal;

provided, however, that the foregoing shall not prevent a Shareholder who is a member of the board of directors of MX (the “Board of Directors”) or who, if the Shareholder is a legal person, is represented on the Board of Directors, from responding in such capacity as a director and subject to and in accordance with the terms of the Combination Agreement to any bona fide written Acquisition Proposal made by a third party to MX or the Board of Directors after the date hereof, providing information to such third party or taking any action referred to in Section 2(a) above in such capacity as a director of MX if, acting in good faith, after consultation with financial advisors and after receiving advice of outside legal counsel with respect to the Board of Directors’ fiduciary duties, the failure to do so would be inconsistent with the Shareholder’s fiduciary duties as a member of the Board of Directors. For greater certainty, the Shareholder acknowledges that the proviso to this Subsection 2(a) shall not affect the Shareholder's obligations set forth in Section 1 of this Agreement.

(b)
The Shareholder hereby agrees to promptly (and in any event within 24 hours) notify TSX, at first orally and then in writing, of all Acquisition Proposals, of which the Shareholder, in its capacity as a MX Shareholder, becomes aware, or any amendments to the foregoing, or any request for non-public information relating to MX or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of MX or any of its Subsidiaries by any Person that informs the Shareholder that such Person is considering making, or has made, an Acquisition Proposal. Such notice shall include a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contract as TSX may reasonably request including the identity of the Person making such proposal, inquiry of contact. The Shareholder shall keep TSX fully informed on a prompt basis of the status, including any change to the material terms and conditions, of any such inquiry, proposal or offer.

(c)
The Shareholder agrees that during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date the Shareholder shall not sell, assign, transfer, dispose of, hypothecate, alienate or encumber in any way, or tender to any offer, any Shareholder Securities or relinquish or modify its right to vote any of the Shareholder Securities, or enter into any agreement to do the foregoing; excluding, for the purposes of this Subsection 2(c) and for greater certainty, any securities the Shareholder holds in CAREX.

(d)
The Shareholder agrees that during the period commencing on the date hereof and continuing until the earlier of the termination of this Agreement and the Effective Date, the Shareholder will not grant or agree to grant any proxy or other right to the Shareholder Securities, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of MX Shareholders, or give consents or approvals of any kind with respect to the Shareholder Securities, other than pursuant to the provisions hereof; excluding, for the purposes of this Subsection 2(d) and for greater certainty, any securities the Shareholder holds in CAREX.

(e)	The Shareholder shall ensure that its Representatives are aware of the provisions of this Section 2, and it shall be responsible for any breach of this Section 2 by any such Persons.

3.	Change in Nature of Transaction

(a)
The Shareholder irrevocably covenants and agrees in favour of TSX that if TSX and its counsel and MX and its counsel mutually agree that it is necessary or desirable to amend the Combination Agreement in any way or to proceed with another form of transaction whereby, in either case, substantially similar results as intended under the Amalgamation could be achieved on economic terms and other terms and conditions and having consequences to the Shareholder which, in relation to MX and the Shareholder, are not less favourable than and at least equivalent to or better than those contemplated by the Combination Agreement (a “Modified Transaction”), the Shareholder shall support the completion of such Modified Transaction in the same manner as the Amalgamation.

(b)
If a Modified Transaction involves a meeting or meetings of securityholders of MX, the Shareholder irrevocably covenants and agrees in favour of TSX to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Modified Transaction in the same manner, mutatis mutandis, as that referred to in Subsection 1(a).

(c)
In the event of any proposed Modified Transaction, the references in this Agreement to “Amalgamation” or “Proposed Transaction” shall be changed to “Modified Transaction”, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Modified Transaction, and all references to the “Effective Date” herein shall refer to the date of closing of the transactions contemplated by the Modified Transaction.

4.	Superior Proposals

(a)
If a Superior Proposal is made, the Shareholder shall continue to support and vote or cause to be voted in favour of the Amalgamation Resolution at any Meeting the Shareholder Securities as set forth in Subsection 1(a).

(b)
The Shareholder may tender the Shareholder Securities to a Superior Proposal or vote in favour of a Superior Proposal if and only if the Combination Agreement has been terminated in accordance with its terms.

5.	Representations and Warranties of the Shareholder

The Shareholder, by its acceptance hereof, represents and warrants as follows and expressly acknowledges that TSX is relying upon such representations and warranties in connection with entering into this Agreement:

(a)	the Shareholder is the beneficial owner of, or controls or directs the voting rights in respect of, the Shareholder Securities listed on Schedule A hereto;

(b)
the Shareholder has the sole right to sell, or cause the sale of, and vote, or control and direct the voting rights in respect of (to the extent permitted by the attributes of such shares or pursuant to applicable Law, regulation or policy) all the Shareholder Securities as described in Schedule A;

(c)
no Person has any agreement or option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the Shareholder of any of the Shareholder Securities or any interest therein or right thereto, except TSX pursuant hereto;

(d)
none of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder's obligations hereunder shall result in (a) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Shareholder under: (i) any contract to which the Shareholder or any of its assets are or may be bound; (ii) any provision of the organizational documents, by-laws, or resolutions of the board of directors (or any committee thereof) or shareholders of the Shareholder; (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over the Shareholder; (iv) any licence, permit, approval, consent or authorization held by the Shareholder; or (v) any applicable Law, statute, ordinance, regulation or rule; or (b) the creation or imposition of any encumbrance on any of the Shareholder Securities;

(e)
the Shareholder is a corporation validly existing under the Laws of its jurisdiction of incorporation and has all necessary corporate power and authority to execute and deliver the agreement resulting from its acceptance hereof and to perform its obligations hereunder;

(f)
this Agreement has been duly executed and delivered by the Shareholder and constitutes the Shareholder's valid and binding obligation enforceable against the Shareholder in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(g)
(i) the only securities of MX beneficially owned, directly or indirectly, by the Shareholder are the Shareholder Securities listed on Schedule A hereto; (ii) except for the MX Options and MX Rights listed on Schedule A hereto, the Shareholder has no agreement or option, or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional securities of MX; and (iii) the Shareholder will not purchase other than as permitted hereunder or obtain any agreement or right to purchase any additional securities of MX from and including the date hereof up to and including the Effective Date.

6.	Representations and Warranties of TSX

TSX represents and warrants as follows and expressly acknowledges that the Shareholder is relying upon such representations and warranties in connection with entering into this Agreement:

(a)
TSX is a company validly existing under the laws of Ontario and has all necessary corporate power and authority to execute and deliver the agreement resulting from its acceptance hereof and to perform its obligations hereunder;

(b)
this Agreement has been duly executed and delivered by TSX and constitutes a valid and binding obligation of TSX enforceable against TSX in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(c)
the Combination Agreement has been duly executed and delivered by TSX and constitutes a valid and binding obligation of TSX enforceable against TSX in accordance with its terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

7.	Termination

(a)	This Agreement may be terminated at any time prior to the Effective Date, by mutual written consent of TSX and the Shareholder.

(b)
This Agreement may be terminated by either TSX or the Shareholder if (i) any representation or warranty of the other party under this Agreement is untrue or incorrect in any material respect or (ii) in the event the other party breaches or is in default in any material respect of any of its covenants or obligations under this Agreement or (iii) the terms of the Proposed Transaction are not in conformity, in any material respect, with the terms of the Amalgamation set out in the Combination Agreement.

(c)	This Agreement may be terminated by the Shareholder in the event TSX breaches or is in default in any material respect of any of its covenants or obligations under the Combination Agreement.

(d)	This Agreement shall be terminated automatically upon the earlier of (i) the Effective Date; (ii) the termination of the Combination Agreement in accordance with its terms; and (iii) June 30, 2008.

(e)	This Agreement may be terminated by either TSX or the Shareholder if any Law prohibits or prevents the consummation of the Proposed Transaction.

8.	Effect of Termination

In the event of termination of this Agreement as provided in Section 7 and except for provisions of the Agreement which are stated to survive, or obligations which are stated to extend beyond, the termination of this Agreement:

(a)	this Agreement shall forthwith be of no further force and effect; and

(b)
there shall be no liability on the part of TSX or the Shareholder hereunder except that nothing contained in this Section 8 shall relieve any party hereto from liability for any breach of this Agreement which occurred prior to the date of such termination.

9.	Further Assurances

Subject to the terms and conditions herein, the Shareholder and TSX agree to take or cause to be taken all action and to do or cause to be done all things necessary, proper or advisable under applicable Laws and regulations, to the extent not adverse to the party requested to take such action or do such things, to give effect to this Agreement, including using commercially reasonable efforts: (i) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any Law with respect to this Agreement; (ii) to lift or rescind any injunction or restraining order or other order adversely affecting the parties' ability to consummate the transactions contemplated by this Agreement; and (iii) to fulfill all conditions and satisfy all provisions of this Agreement.

10.	General

(a)	All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered in person or transmitted by telecopy or e-mail as follows:

(i)	If to the Shareholder:

NYMEX Holdings, Inc.
World Financial Center
One North End Avenue
New York, NY 10282-1101

	Attention:	Richard D. Kerschner Co-General Counsel
	Telecopier:	(212) 299-2298
	E-mail:	rkerschner@nymex.com

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
1155 René-Lévesque Blvd. West
40th Floor
Montreal, Québec H3B 3V2

	Attention:	Franziska Ruf
	Telecopier:	(514) 397-3222
	E-Mail:	fruf@stikeman.com

(ii)	If to TSX:
TSX Group Inc. The Exchange Tower 130 King Street West Toronto, Ontario M5X 1J2

	Attention:	Sharon C. Pel Senior Vice-President, Legal and Business Affairs
	Telecopier:	(416) 947-4461
	E-Mail:	sharon.pel@tsx.com

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP 1501 McGill College Avenue 26th Floor Montreal, Québec H3A 3N9

	Attention:	Maryse Bertrand
	Telecopier:	(514) 841-6499
	E-Mail:	mbertrand@dwpv.com

¸
Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) provided that it is delivered or transmitted during normal business hours, failing which it shall be deemed to have been given and received on the next Business Day.

(b)
This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the transactions contemplated hereby. For greater certainty, in the event of any conflict or inconsistency between this Agreement and the Combination Agreement in respect of the terms and conditions upon which the Amalgamation shall be completed, the Combination Agreement shall govern. There are no warranties, representations, terms, conditions or collateral agreements, expressed, implied or statutory, between the Shareholder and TSX other than as expressly set forth in this Agreement. This Agreement and the rights hereunder are not transferable or assignable by the Shareholder, on the one hand, or TSX, on the other hand, without the prior written consent of the other (which consent may be withheld at the discretion of the other) except that: (i) TSX may assign its rights and obligations under this Agreement to any of its Affiliates or to a wholly-owned entity; and (ii) the Shareholder may assign its rights and obligations under this Agreement to any of its Affiliates or to a wholly-owned entity, provided that in either case (A) such assignee acknowledges and agrees in writing prior to such transfer to be bound by the terms and conditions of this Agreement as if it were an original party hereto and (B) no such assignment shall relieve TSX or the Shareholder, as applicable, of its obligations hereunder.

(c)
If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof, and each such provision is deemed to be separate and distinct.

(d)
This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof, and the parties attorn to the non-exclusive jurisdiction of the courts of the Province of Québec.

(e)	Time is of the essence in the performance of this Agreement.

(f)
This Agreement may be executed by telecopy or e-mail transmission and in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

(g)
Each party hereto shall pay the fees, costs and expenses of his or its financial, legal, auditing and other professional and other advisors incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred and shall indemnify the other party from and against any and all claims for “finder's” or “agency” fees relating to the transactions contemplated hereby.

(h)
The Shareholder recognizes and acknowledges that a breach by the Shareholder of any of the Shareholder's covenants or agreements contained in this Agreement shall cause TSX to sustain damages for which TSX would not have an adequate remedy at law for money damages and, therefore, the Shareholder agrees that in the event of such a breach by the Shareholder, TSX shall be entitled to the remedy of specific performance of such covenant or agreement and to injunctive and other equitable relief in addition to any other remedy to which it may be entitled at law or in equity.

(i)
This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(j)
The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

(Signatures on next page)

If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing, dating and returning to TSX the enclosed duplicate original of this Agreement by facsimile or otherwise.

TSX GROUP INC.

by	(signed) Michael Ptasnik
	Name:	Michael Ptasnik
	Title:	Chief Financial Officer

Irrevocably accepted and agreed to this 12th day of December, 2007.

NYMEX HOLDINGS, INC.

by	(signed) Richard D. Kerschner
	Name:	Richard. D. Kerschner
	Title:	Co-General Counsel

SCHEDULE A

Name of Shareholder	Number of MX Shares	Number of MX Options	Number of MX Rights
NYMEX Holdings, Inc.	3,097,718	0	0